June 11, 2008

Era Anagnosti

Staff Attorney

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Otter Tail AG Enterprises, LLC
Form 10 – Amendment No. 1
Filed April 30, 2008
File No. 000-53042

Dear Ms. Anagnosti:

We are writing in response to your letter dated May 14, 2008 regarding the Form 10 Amendment No. 1 of Otter Tail AG Enterprises, LLC (the “Company”) filed on April 30, 2008, File Number 000-53042 (the “Form 10 Amendment”).  To facilitate your review of our response, we are including your comments in boldface type, followed by our response and where appropriate, our revisions to the Form 10 Amendment.

General

1.                                      Since your Form 10 went effective automatically 60 days after its initial filing, you are subject to the reporting requirements of the 1934 Act.  Please make sure you file your Form 10-Q for the period ended March 31, 2008 and any required form 8-K on a timely basis

RESPONSE: On May 15, 2008, we filed a 12b-25 notice of late filing, and filed our quarterly report on form 10-Q on May 20, 2008.

Business, page 1

Site Infrastructure, page 2

Adequate Corn Supply, page 2

2.                                      Please provide the source of your data on seed sales which supports your estimate of the increase in corn planted acres over the last two years.

RESPONSE:  We have revised our disclosure as follows: “In addition, the corn-planted acres in the radius of Fergus Falls have increased in the past three years.  The USDA’s National Agricultural Statistics

Service  statistics for corn plantings in the five county area surrounding our plant and consisting of Otter Tail, Wilkin, Becker, Grant, and Douglas counties indicate an increase in the acreage planted over the last three years. Starting in 2005 at 348,100,000; 2006 at 371,600,000 and 2007 at 490,100,000 a net increase of  23,500,000 acres from 2005 to 2006; or 118,500,000 from 2006 to 2007 or 143,000,000 acres from 2005 to 2007.”

Environmental and Other Regulatory Matters, page 4

3.                                      Following our review of your revised disclosure, it remains unclear whether your have obtained all of the necessary permits.  Please revise your disclosure accordingly.

RESPONSE:  We obtained all necessary permits disclosed in the Form 10 prior to inception.  Accordingly, we have revised our disclosure to say, “We have obtained all of the necessary permits to operate the Plant, which are specified below.”

Ethanol Pricing, page 18

4.                                      In light of the recent economic developments affecting food prices and the correlation of food price increases with the increased volume of corn-ethanol production, please revise your disclosure to address the impact that these developments may have on the price of corn and/or ethanol.  Also, please consider discussing the effect that proposed government regulations and other legislative initiatives addressing food price increases may have on your business.  To the extent applicable, please include appropriate risk factor disclosure.

RESPONSE:  We have added a paragraph in the Ethanol pricing section that reads as follows:

“Recent media attention has focused on an alleged linkage between higher usage of corn for biofuels and higher food prices nationwide. It is our belief that there is sufficient corn to provide food and sustain a renewable energy program under the present RFS program. The projected carry over (from crop year 2007 to 2008 as published by the USDA) of corn is estimated to be 1.4 billion bushels, one of the largest in history. The National Corn Growers Association recently published research that indicates 19 cents or less of each dollar spent on food goes to the raw material supply (of which corn is a portion). The balance of 81 cents is spent on marketing, packaging and transportation. Therefore the net price of food is more likely to be affected by the higher fuel prices compared to an increase in corn pricing. The Department of Agriculture calculates that competition between food and biofuels accounts for only 3 percent of food price increases.   According to Merrill Lynch analysts, oil and gas prices would be 15 percent higher if it was not for the availability of ethanol.  At today’s national average pump prices, this means ethanol is a value of approximately 50 cents a gallon to American consumers.  A study by the Center for Agriculture and Rural Development at Iowa State University found that the growth in ethanol production has caused retail gas prices to be 29 to 40 cents per gallon lower than would otherwise have been the case.”

We have also added additional disclosure to the risk factor entitled “Consumer resistance to the use of ethanol based on the belief that ethanol is expensive, adds to air pollution, harms engines and takes more energy to produce than it contributes may affect the demand for ethanol, which could adversely affect our business.”  It reads as follows:

“In addition, according to a May 8, 2008 article in the Los Angeles Times titled “Lawmakers Turn Up the Heat on Ethanol in Response to Rising Food Prices,” retail food prices rose four percent in 2007 and are expected to rise four to five percent in 2008.  According to the article, rising food prices have prompted some lawmakers to propose rolling back the ethanol RFS or granting states waivers from RFS mandates.  A lack of government support for corn-based ethanol or decrease in ethanol demand due to consumer concerns over food prices will likely decrease our ethanol revenues.”

Risk Factors, page 21

                                                We are dependent on a key service provider that is currently involved in litigation and may be experiencing significant financial stress . . ., page 21

5.                                      Please update, as appropriate, the current status of the Delta-T litigation.

RESPONSE:  The Delta-T litigation is still pending in the U.S. District Court for the Eastern District of Virginia, and thus there is nothing to update on its current status.  We do not feel that the litigation presents an ongoing risk to the Company, since we have completed construction of the Plant and have passed the Plant performance test conducted by Delta-T.  In the event of any malfunction in parts of the Plant, we would likely seek redress through our design-builder, Harris Mechanical, although the litigation may affect our warranty.  We will be considering eliminating this risk factor from future filings after fully evaluating any potential risks.

Our business is subject to extensive and potentially costly environmental and worker safety regulations . . ., page 27

6.                                      We note your response to prior comment 18.  Please address the risks raised in the third paragraph under a separately-captioned risk factor.

RESPONSE:  We have created a separately captioned risk factor entitled “Our business is subject to extensive occupational safety and health regulations that could increase our operating costs.”  The risk factor contains the former third paragraph referenced in this comment.

Management Discussion and Analysis of Financial Conditions and Results of Operation, page 35

Contractual Obligations and Commercial Commitments, page 35

7.                                      We note your disclosure in light of our prior comment 29.  Please tell us why you have not discussed the payment of a Placement Agency Fee and the related agreement in your filing, or otherwise include an appropriate disclosure in your next amendment.

RESPONSE:  We have revised the Contractual Obligations and Commercial Commitment disclosure incorporate the placement agency fee.  The paragraph reads as follows:

“In October 2006, we entered into an agreement with Oppenheimer and Co. to act as co-placement agents along with Dorn and Co. for the sale of tax-exempt Bonds to fund construction of the Plant.  The fees to be paid to the agent were contingent upon a successful completion of the sale and closing of the Bonds and equaled 2.5% of the principal amount of the Bonds in the initial bond offering sold by the agent.  We assumed other third party costs. A retainer of $10,000 was paid upon signing of the agreement.  The non-refundable retainer was credited against the placement agency fee at the closing of the transaction.”

8.                                      We have read your response to comment 32 from our letter dated February 27, 2008.  Please disclose in a footnote to the table the assumptions used in arriving at the interest payment amounts.  Your disclosure should clearly describe how the interest payments were calculated including but not limited to the actual rates used and whether rates are fixed or floating.

RESPONSE: We have revised the footnote as follows:

“(1)   Interest is estimated at the current market rates - 7.81% and stated rates on Bonds related to Capital Lease.”

Quantitative and Qualitative Disclosures About Market Risk, page 37

9.                                      We have read your response to comment 33 from our letter dated February 27, 2008.  Please revise your disclosure to include quantitative and qualitative disclosures related to your interest rate risk.  Please also provide the disclosures in accordance with one of the three disclosure alternatives as required by Item 305(a)(1) of Regulation S-K as it relates to interest expense.  Given that you have interest obligations of $39.8 million, based on your contractual obligation table, please provide a sensitivity analysis that shows the impact of a 1% increase or decrease in rate on interest as well as fair value of debt.

RESPONSE: We have revised the Qualitative and Quantitative section by adding the following paragraph under Interest Rate Risk:

“We had outstanding borrowings on our construction loan of $34.4 million as of March 31, 2008.  The construction loan and revolving credit facility bear interest at LIBOR or the bank’s base rate plus an applicable margin. We also had two NMF loans totally approximately $19.2 million with interest rates at the Wall Street Journal daily money rate (base rate) plus 100 bps and two capital lease agreements with imputed interest rates at 7.5%.  If the interest rate fluctuated by 1% as of March 31, 2008, capitalized interest would have fluctuated by approximately $335,000.”

Governors and Executive Officers, page 41

Business Experience of Governors and Executive Officers, page 41

10.                               Please note that in accordance with Item 401(e) of Regulation S-K, you need to provide information about the business experience of your governors and executive officers for the past five years.  For example, we note that while you disclose that prior to Mr. Longtin’s becoming CEO of the company, he was an employee of CHS/New Horizons Ag Services, you do not provide information about Mr. Longtin’s years of service there.  Please revise your disclosures to the extent necessary to comply with Item 401(e).

RESPONSE: We have revised the relevant governor and officer disclosures as follows:

Longtin

“Prior to joining the Company as its first Chief Executive Officer, Mr. Longtin was the General Manager of CHS/New Horizons Ag Services in Herman, Morris, and Donnelly Minnesota from August 1995 to August 2006.  CHS/New Horizons Ag Services is a $60,000,000 full service coop with grain, agronomy, energy, finance, and a partnership in crop insurance.”

Larson

“Mr. Larson has been a corn and soybean farmer in Elbow Lake, Minnesota from 1978 to the present.”

Ellison

“Mr. Ellison has served as President of Ellison Farms, Inc. in Elbow Lake from 2002 to the present.”

Ronnevik

“Mr. Ronnevik has been a Board member of Ag Country for the past four years, and has served on the Audit Committee for each year.”

Stanislawski

“Mr. Stanislawski has been in the financial services industry for the past 12 years.  From October 1997 to January 2005, Mr. Stanislawski was a loan officer at Community First Nation Bank in Fergus Falls, Minnesota.  From January 2005 to February 2007, he was a loan officer at Security State Bank in Fergus Falls.  From February 2007 to the present, he has served as President of State Bank & Trust in Fergus Falls.”

Deal

“Since 2001, he has been the Grain Merchandiser and Manager of the Grain Division of Wheaton-Dumont Coop Elevator in Wheaton, Minnesota, and he was promoted to General Manager in 2006.”

Tobkin

“Mr. Tobkin has actively been involved in the family farming operation since 1972, and has been a self employed farmer for the past five years.”

Piekarski

“Mr. Piekarski has been a self-employed grain farmer from 1980 to the present.”

Executive Compensation, page 43

Components of Compensation Program, page 43

11.                               Please confirm that no Incentive Goals will be paid for year 2007, or disclose any payments or awards made or to be made with respect to the achievement of these goals for 2007.

RESPONSE:  We confirm that no Incentive Goals will be paid for year 2007.  We have added a disclosure in the section that reads: “No compensation was paid to any officer or key employee in connection with Incentive Goals for calendar year 2007.”

Compensation Objectives and Policies, page 44

12.                               We note your revised disclosure in response to our prior comment 41; however, you have not discussed how you will calculate return on investment or how you will measure Plant safety and efficiency, which thresholds would determine in return payment of additional compensation under various Incentive Goals.  Please revise your disclosures accordingly.

RESPONSE:  We are unable to describe our Incentive Goals in any more detail than is provided in the Form 10, which are based on disclosures in the respective employment agreements for our chief executive officer, chief financial officer, and plant manager.  At present, we do not have any quantitative tables for measuring the achievement of the Incentive Goals, and the evaluation process is somewhat subjective.  If, in the future, we develop quantitative measurements for the respective Incentive Goals, we will disclose in an appropriate filing with the Commission.

Certain Relationships and Related Transactions, page 47

13.                               Please remove the cross-reference to the risk factor and include the appropriate disclosure here.

RESPONSE:  We have deleted the cross-reference to the risk factor, and disclose the following under Conflicts of Interest:

“One of our governors, Lee Rogness, is an owner of Interstate Inc., an agricultural equipment dealership which has supplied equipment to us.  Another one of our governors, Gregory M. Smith, is a physician at Fergus Falls Medical Group, which provides some healthcare services to our employees. Jerry Larson, our Chairman of the Board, has ownership in Chippewa Valley Ethanol Company (“CVEC”), a co-operative in Benson, Minnesota, through which he is obliged to deliver corn as part of his patronage.  In return he is paid for the corn and receives a dividend based upon his holding if such a return is authorized by the board of CVEC.  Mark Ellison serves as Chairman of the Board and Hans Ronnevik and Jonathan Piekarski serve as members of the board of Ag Country, a financial group making loans to agriculture of which a portion is in ethanol plants.”

Market Price of and Dividends on the Registrant’s Common Equity and Related Member Matters, page 49

Securities Authorized for Issuance under Equity Compensation Plan, page 50

14.                               We note that in the last paragraph of your Market Information discussion on page 49 you state that you do not have a formal equity incentive Plan, yet on your Equity compensation Plan Information Table you list securities issued under plans approved by security holders.  Please explain these conflicting statements and revise your disclosures accordingly.

RESPONSE:   We have revised the table to disclose the securities as issued under plans not approved by security holders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	20,000	2.00	—
Total	20,000	2.00	—

Recent Sales of Unregistered Securities, page 51

15.                               We note your response to our prior comment 50; however, you have not included in the filing the factual basis for each claimed exemption.  Please revise your disclosure to incorporate your answers in the next amendment.

RESPONSE:  We have revised our Recent Sales of Unregistered Securities section to add the following disclosures in bold.  It reads as follows:

“1.  2,400,000 of our Units in connection with a seed capital private placement in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 506 of Regulation D, completed in September of 2005.  The price per Unit in the private placement was $1.00 per Unit.  Only Minnesota residents were eligible to purchase Units in the private placement.  Members of our Board and advisory committee and their affiliates purchased the entire private placement of 2,400,000 Units for $2,400,000.

The offering was exempt pursuant to Regulation D, Rule 506, since it involved fewer than 35 non-accredited investors and met the other requirements described therein.  There were 26 investors total in the seed capital offering. We determined prior to making the sale that each non-accredited investor either alone or with his or her purchaser representative(s) had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the prospective investment.  This offering does not integrate with any subsequent offerings because it was completed eight months before our intrastate offering.

2.  21,100,000 of our Units in reliance on exemptions from the registration requirements of the Securities Act, Section 3(a)(11) and Rule 147, completed on May 3, 2006.  We filed a registration statement with the Minnesota Department of Commerce in connection with this offering.  Informational advertisements were placed in Minnesota-only publications, and informational meetings were held at various Minnesota locations from March 7 to March 27, 2006.  The advertisements clearly specified that potential investors must be a qualified Minnesota resident and that the communication was neither an offer to sell nor a solicitation of an offer to buy any securities. The price per Unit in the offering in which only Minnesota residents were eligible to purchase Units was $2.00 per Unit, and we received aggregate proceeds of $42,200,000.  The offering did not integrate with any prior or subsequent offerings because it was completed eight months after our seed capital offering and nine months before our offering to a private company for easements granted by the company.

3.  149,000 of our Units in connection with incentives for our Board, and 7,000 of our Class A Units in connection with incentives for our key advisors in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 701 of Regulation E, completed in May 2007.   The offering was exempt pursuant to Regulation E, Rule 701, since the sale was to governors and advisors, who are covered under Rule 701.  The advisors, Harold Stanislawski and Kent Mattson, are natural persons who provided bona-fide services to us.  Since the offering is exempt pursuant to Rule 701, it does not integrate with any prior or subsequent offerings

4.  250,000 of our Units in connection with incentives for Harris Mechanical in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 504 of Regulation D, completed on June 1, 2007.  The offering was exempt pursuant to Regulation D Rule 504 on the basis that; (i) the offering was less than $1,000,000; (ii) no advertisement or general solicitation was used in connection with the offering, (iii) Harris Mechanical represented its intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions, (iv) we had a specific business plan at the time of the offering; and (v) we were not subject to the reporting requirements of the Securities and Exchange Act of 1934 at the time of the offering.  Assuming the offering integrates with the subsequent easement offerings of February 1, 2007 and December 1, 2007,  the integrated offerings would be collectively exempt under Rule 504.

5.  12,500 of our Units in connection with an easement granted by a company and completed on February 1, 2007 and 3,000 of our Units in connection with easements granted by certain individuals completed on December 1, 2007, both in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 504 of Regulation D.  The offerings were exempt by virtue of Regulation D Rule 504, on the basis that; (i) the offerings were less than $1,000,000; (ii) no advertisement or general solicitation were used in connection with the offerings, (iii) the individuals and company represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions, (iv) we had a specific business plan at the time of the offerings; and (v) we were not subject to the reporting requirements of the Securities and Exchange Act of 1934 at the time of the offerings.  Assuming the offerings integrate with the prior Harris Mechanical Offering, the integrated offerings would be collectively exempt under Rule 504.

Since the Harris Mechanical Offering was for $500,000, the individual easement offerings were for $6,000, and the company offering was for $25,000, the integrated offering would be less than $1,000,000.  There were no advertisements or general solicitation used in connection with the offering, and all investors in the assumedly integrated offering represented their intention to acquire the securities for investment only.  In addition, we had a specific business plan throughout the time of the assumedly integrated offering and were not subject to the reporting requirements of the Securities and Exchange Act of 1934 at any time during the assumedly integrated offering.

6.   12,500 of our Units as a Restricted Unit Award in connection with a signing bonus for our Chief Executive Officer, granted on May 12, 2006, of which 5,000 Units have vested as of the date of this registration statement; 5,000 of our Units as a Restricted Unit Award in connection with a signing bonus for our Chief Financial Officer, granted on April 10, 2007, of which 1,000 Units have vested as of the date of this registration statement; and 5,000 of our Units as a Restricted Unit Award in connection with a signing bonus for our Plant manager, granted on May 30, 2006, of which 2,000 Units have vested as of the date of this registration statement, in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 701 of Regulation E.  These offerings were exempt pursuant to Regulation E Rule 701, because they were each 1) an offer 2) pursuant to a written compensation contract 3) issued to employees and 4) the aggregate sales price is less than $1,000,000 when combined within a 12-month period with the Rule 701 offerings to our governors and advisors, and the option offerings to our employees.  Each employee was delivered a copy of the written compensation contract.  These offerings do not integrate with prior or subsequent offerings since they are made pursuant to Rule 701.

7.  Options to purchase up to 5,000 of our Units granted to our Chief Financial Officer on April 10, 2007; options to purchase up to 5,000 of our Units granted to our Chief Executive Officer on May 12, 2006; and options to purchase up to 5,000 of our Units granted to our Plant Manager on May 30, 2006, in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 701 of Regulation E.  These offerings were exempt pursuant to Regulation E, Rule 701, because they were each 1) an offer 2) pursuant to a written compensation contract 3) issued to employees and 4) the aggregate sales price is less than $1,000,000 when combined within a 12-month period with the Rule 701 offerings to our governors and advisors, and the option offerings to our employees.  Each employee was delivered a copy of the written compensation contract.  These offerings do not integrate with prior or subsequent offerings since they are made pursuant to Rule 701.”

Financial Statements

Statements of Operations, page F-3

16.                               On pages 31, F-3 and F-18, your basic weighted units outstanding is not the same as your diluted weighted average units outstanding in period where you have losses.  Potential member unit equivalents should not be included in the computation of any diluted-per-share amount when losses exist.  Please revise your statements of operations throughout the document accordingly.  See paragraph 16 SFAS 128.

RESPONSE:  We have resolved the discrepancy in basic and diluted weighted units outstanding and disclose basic and diluted as being equal during periods where losses have been incurred.

Note 1 – Summary of Significant Account Policies, page F-6

Grants, page F-7

17.                               We have read your response to comment 55 from our letter dated February 27, 2008.  Given that your grant income is for reimbursement of expenses incurred upon complying with conditions of grant, please explain why the grant income you receive is not treated as a reduction of the related expense being reimbursed.

RESPONSE:  The grant income has been reclassified on the financial statements to offset the expenses it reimbursed, and adjusted the note in footnote 1 accordingly.

Net Income (Loss) Per Unit, page F-8

18.                               We have read your response to comment 56 from our letter dated February 27, 2008.  Please disclose in your accounting policy how vested and unvested restricted units that have been issued are treated for basic and diluted earnings per share.  See paragraphs 10 and 13 of SFAS 128.

RESPONSE:  The following has been included in the financial statement notes:  “Restricted units issued but not vested are included in diluted units outstanding using the treasury stock method.  Upon vesting and issuing the unrestricted units are included in basic shares outstanding.”

Sincerely,

/s/ Todd A. Taylor
Todd A. Taylor

Direct Dial:  612.492.7355

Email:  ttaylor@fredlaw.com